Exhibit 99.1

Mereo BioPharma Group plc

(“Mereo” or the “Company” or the “Group”)

Result of General Meeting

London and Redwood City, Calif., September 28, 2020 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), “Mereo” or “the Company”, a clinical-stage biopharmaceutical company focused on oncology and rare diseases, announces that all five resolutions (the “Resolutions”) proposed at the Company’s General Meeting (“General Meeting”), held earlier today, were duly passed. The Board is pleased that all the resolutions received strong support from shareholders. Full details of the resolutions can be viewed in the Notice of General Meeting on the Company’s website at www.mereobiopharma.com

The results of the proxy voting in advance of the General Meeting are shown below. On the record date there were 338,713,962 ordinary shares of £0.003 each in issue, each carrying one vote per share.

Resolution	Votes For	Votes at Chairman’s Discretion	Votes Against	Votes Withheld	Total Votes Cast	Result
1	129,413,324	0	9,258,138	17,565	138,689,027	Passed
2	138,317,100	0	178,850	193,077	138,689,027	Passed
3	138,558,837	0	92,945	37,245	138,689,027	Passed
4	125,187,297	0	13,290,680	211,050	138,689,027	Passed
5	124,695,799	0	13,216,200	777,028	138,689,027	Passed

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Mereo’s lead oncology product candidate, etigilimab (Anti-TIGIT), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. Mereo’s rare disease product portfolio consists of setrusumab, which has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (OI), as well as alvelestat, which is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (AATD) and in a Phase 1b/2 clinical trial in COVID-19 respiratory disease.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300

Denise Scots-Knight, Chief Executive Officer

N+1 Singer (Nominated Adviser and Broker to Mereo)	+44 (0)20 7496 3081

Phil Davies

Will Goode

Burns McClellan (US Investor Relations Adviser to Mereo)	+01 212 213 0006

Lisa Burns

Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000

Simon Conway

Ciara Martin

Investors	investors@mereobiopharma.com